UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  August 6, 2020

CONTACT GOLD CORP.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A: Common Stock, $0.001 par value

Item 9.  Other Events

On August 6, 2020, Contact Gold Corp. (the "Company") filed "NI 43-101 Technical Report - Technical Report for the Green Springs Project - White Pine County Nevada" by John J Read, C.P.G., effective June 12, 2020 and dated August 5, 2020 (the "Green Springs Project Technical Report") with the Canadian Securities Commissions on SEDAR. A copy of the Green Springs Project Technical Report, is attached hereto as Exhibit 15.1, and incorporated herein by reference.

Cautionary Note Regarding Mineral Disclosures - The Company is a reporting issuer in Canada and is required to comply with reporting standards and securities laws in Canada. The disclosure in the Green Springs Project Technical Report contains information and may use mineral resource classification terms and mineral resource estimates that are made in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differ from the requirements of United States securities laws.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended; however, these terms are not defined terms under SEC Industry Guide 7 under the U.S. Securities Act, as currently in effect and as set forth by the SEC ("SEC Industry Guide 7"), and are normally not permitted to be used in reports and registration statements filed with the SEC. The CIM Standards differ significantly from standards in SEC Industry Guide 7 and Subpart 1300 of Regulation S-K for mining disclosures ("SubPart 1300 Standards"). Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws and regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures. In addition, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 and SubPart 1300. Under SEC Industry Guide 7 standards, as currently in effect, a "final" or "bankable" feasibility study is required to report reserves; the three-year historical average price, to the extent possible, is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Consequently, information regarding mineralization contained in this Offering Circular is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC, as currently in effect.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By: /s/ John Wenger
John Wenger, Chief Financial Officer

Date August 6, 2020

EXHIBIT INDEX

Exhibit No.	Description

15.1	NI 43-101 Technical Report - Technical Report for the Green Springs Project - White Pine County Nevada by John J Read, C.P.G., effective June 12, 2020 and dated August 5, 2020